Exhibit 99.1

Status of CVR Product Sales Milestone #1 as of January 16, 2014

To simplify the analysis of holders, Sanofi is setting out below the expected measuring dates for Product Sales Milestone #1 under the Contingent Value Rights Agreement now that certain of the variables are determined.  Capitalized terms in this document other than proper nouns have the meaning ascribed to them in the Contingent Value Rights Agreement by and between Sanofi-Aventis and American Stock Transfer & Trust Company, LLC dated as of March 30, 2011.

Product Sales Milestone #1 means the first instance in which the sum of (x) the aggregate Major Market Product Sales for each Qualifying Major Market plus (y) the aggregate Product Sales achieved in all countries that are not Qualifying Major Markets during the four (4)-calendar quarter period that beings on the first anniversary of Product Launch equals or exceeds a total of four hundred million dollars ($400,000,000).

The first paid commercial disposition of Lemtrada® as a product approved for the treatment of multiple sclerosis occurred in Germany in the course of October 2013.  The reference period accounting for Product Sales Milestone #1 for each Major Market Product Sales  is the 4 calendar quarter period commencing immediately after the calendar quarter in which the First Commercial Sale is made  in such Major Market. This means that with respect to Germany (which is a Major Market under the CVR Agreement), the First Commercial Sale occurred in Q4 2013 and consequently Major Market Product Sales with respect to Germany will be sales for the period from January 1, 2014 to December 31, 2014.

The occurrence of the first First Commercial Sale in Q4 2013 means that Product Launch is deemed to occur on April 1, 2014 for the purposes of the CVR Agreement.

As a consequence of an April 1, 2014 Product Launch, in order for any of the 5 other Major Markets (United States, France, United Kingdom, Italy and Spain) to be counted as a Qualifying Major Market, their respective First Commercial Sale must occur by December 31, 2015. As a result, the latest possible measurement period for Major Market Product Sales in any of these countries is the 4 quarters ending December 31, 2016. Note that the timing of Major Market Product Sales for any Qualifying Major Market is determined separately and may be different from that of the others.

Product Sales in all countries that are not Qualifying Major Markets (whether because they are not Major Markets, or because they are Major Markets that have not had their First Commercial Sale prior to December 31, 2015) occurring between April 1, 2015 and March 31, 2016 will be included in the calculation to determine whether or not Product Sales Milestone #1 has been achieved.

No Product Sales occurring after December 31, 2016, may be counted towards the achievement of Product Sales Milestone #1.